SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 24, 2011, a Special Meeting of Shareholders of Stralem Equity Fund (the “Fund”) was held for the purpose of voting on the following Proposals:

Proposal 1:	To approve the new investment advisory agreement between the Trust, on behalf of Stralem Equity Fund, and Stralem & Company Incorporated (“Stralem”).

Proposal 2:	To elect the following six nominees to serve on the Board of Trustees of the Trust:

Philippe E. Baumann
Kenneth D. Pearlman
Michael T. Rubin
Geoff Gottlieb
Andrea Baumann Lustig
David J. Koeppel

The total number of shares of the Fund present in person or by proxy represented approximately 64.74% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the new investment advisory agreement.  The votes cast with respect to Proposal 1 were as follows:

	Number of Shares
For	Against	Abstain
901,821	17	61

The shareholders of the Fund voted to elect all six nominees to serve on the Board of Trustees.  The votes cast with respect to Proposal 2 were as follows:

	Number of Shares
Nominee	Affirmative	Withhold
Philippe E. Baumann	1,201,080	458
Kenneth D. Pearlman	1,201,080	458
Michael T. Rubin	1,201,080	458
Geoff Gottlieb	1,201,080	458
Andrea Baumann Lustig	1,201,080	458
David J. Koeppel	1,201,080	458